UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 February 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

Annual General Meeting

BHP Billiton Limited

27 November 2008

Don Argus

Chairman

Annual General Meeting

27 November 2008

Disclaimer

By viewing this presentation you agree to be bound by the following conditions.

The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton”) accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) is based on public information which has not been independently verified.

This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan or Malaysia. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as “intends,” “expects,” “anticipates,” “targets,” plans,” “estimates” and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton’s and Rio Tinto’s filings with the US Securities and Exchange Commission (“SEC”) (including in Annual Reports on Form 20-F) which are available at the SEC’s website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 3

Disclaimer continued

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Information Relating to the US Offer for Rio Tinto plc

In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration Statement on Form F-4 (the “Registration Statement”), which contains a preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC. This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying EBITDA exclude any exceptional items. A reconciliation to profit from operations is contained within the profit announcement

References in this presentation to “$” are to United States dollars unless otherwise specified.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 4

Your Board

Don Argus

Paul Anderson

Alan Boeckmann

John Buchanan

Carlos Cordeiro

David Crawford

Gail de Planque

David Jenkins

Marius Kloppers

David Morgan

Jac Nasser

Keith Rumble

John Schubert

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 5

Mr M J Kloppers

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 6

Mr P M Anderson

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 7

Dr J G S Buchanan

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 8

Mr C A S Cordeiro

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 9

Mr D A Crawford

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 10

The Hon E G de Planque

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 11

Dr D A L Jenkins

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 12

Mr J Nasser

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 13

Dr J M Schubert

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 14

Mr A L Boeckmann

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 15

Dr D R Morgan

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 16

Mr K C Rumble

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 17

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 18

Led by an experienced senior management team

Marius Kloppers

Chief Executive Officer

Alberto Calderon

Chief Commercial Officer

Marcus Randolph

Chief Executive Ferrous and Coal

Group Management Committee

Alex Vanselow

Chief Financial Officer

Karen Wood

Chief People Officer

Michael Yeager

Chief Executive Petroleum

Andrew Mackenzie

Chief Executive Non-Ferrous

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 19

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 20

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 21

FY2008 financial snapshot

Attributable Profit(a) (US$bn)

FY2007 FY2008

16

12

8

4

0

12%

14

15

Underlying EBIT (US$bn)

25

20

15

10

5

0

FY2007 FY2008

20

21

24

a) Attributable profit: Excluding exceptional items.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 22

Strong return on capital employed

and reduced gearing

Capital and exploration expenditure (US$bn)

Acquisitions (LHS)

Capitalised Exploration (LHS)

Capex (LHS)

ROCE (RHS)

15

12

9

6

3

0

ROCE (%)

50

40

30

20

10

0

FY2004

FY2005

FY2006

FY2007

FY2008

Gearing (%)

80

70

60

50

40

30

20

10

0

25

18

FY2007

FY2008

Note: FY2004 and FY2005 are shown on the basis of UKGAAP. Subsequent periods are calculated under IFRS.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 23

Delivering superior returns to shareholders

Ordinary dividends per share (US cents per share)

70

60

50

40

30

20

10

0

13

15

26

28

36

47

70

H1

H2

FY2002

FY2003

FY2004

FY2005

FY2006

FY2007

FY2008

Note: Two interim dividends were paid in FY2004.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 24

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 25

Recent declines in commodity prices

– Copper

LME Copper Cash Price (US$/t)

10,000

8,000

6,000

4,000

2,000

0

Oct-07

Dec-07

Feb-08

Apr-08

May-08

Jul-08

Sep-08

Nov-08

LME copper cash price performance

12 month to 21-Oct-08 (-43%)

1 month to 21-Nov-08 (-23%)

Source: London Metal Exchange (LME).

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 26

Market capitalisation and debt levels

BHP Billiton and Rio Tinto combined market capitalisation and net debt, post a US$30bn buy back (US$bn)(a)

As at 05-Feb-2008

300

200

100

0

298

87

Market Capitalisation

Net Debt

As at 21-Nov-2008

300

200

100

0

84

78

Market Capitalisation

Net Debt

a) Combined market capitalisation represents the addition of BHP Billiton and Rio Tinto’s market capitalisation based on last reported publicly-held shares outstanding and shares prices reduced by US$30bn for the proposed buyback. Net Debt as at 5-Feb-2008, represents the addition of BHP Billiton and Rio Tinto’s reported net debt as at 31-Dec-2007 increased by US$30bn for the proposed buyback. Net debt as at 21-Nov-2008 represents the addition of BHP Billiton’s net debt as at 31-Oct-2008 (per 25-Nov-2008 news release) and Rio Tinto’s reported net debt as at 30-Jun-2008 increased by US$30bn for the proposed buyback.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 27

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 28

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 29

Marius Kloppers

Chief Executive Officer

Annual General Meeting

27 November 2008

Our assets

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 31

Production highlights

Stronger annual production in 13 of our commodities

Petroleum

Copper

Iron Ore

Manganese Ore

Manganese Alloy

Alumina

Molybdenum

Crude Oil and Condensate

Uranium

Lead

Zinc

Silver

Diamonds

Record production in 7 commodities

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 32

Total Recordable Injury Frequency Rate

(TRIFR) – FY2008

(TRIFR)

TRIFR—Monthly

TRIFR—3 Month Moving Average

TRIFR—12 Month Moving Average

8

7

6

5

4

3

2

1

0

Sep-07

Dec-07

Mar-08

Jun-08

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 33

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 34

EBIT Margin relative to peers

(%)

60

50

40

30

20

10

0

FY2003

FY2004

FY2005

FY2006

FY2007

FY2008

BHP Billiton

Peers

Source: BHP Billiton and peer companies’ annual and half year reports.

Peers are Rio Tinto, Vale, Xstrata and Anglo American.

FY2005 to FY2008 are shown on the basis of IFRS.

Prior periods are calculated under UKGAAP. All periods exclude third party trading.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 35

Net Gearing relative to peers

(%)

60

50

40

30

20

10

0

FY2003

FY2004

FY2005

FY2006

FY2007

FY2008

BHP Billiton

Peers

Source: BHP Billiton and peer companies’ annual and half year reports.

Peers are Rio Tinto, Vale, Xstrata and Anglo American.

FY2005 to FY2008 are shown on the basis of IFRS.

Prior periods are calculated under UKGAAP.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 36

Spence and Western Australia Iron Ore

Spence, Chile

Iron Ore, Western Australia

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 37

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 38

Don Argus

Chairman

Annual General Meeting

27 November 2008

Climate change

Our objective is to continue to meet global demand for resources while helping to address the challenges of safety, climate change and the environment generally

West Cliff Colliery, NSW, Australia

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 40

Projected Primary Energy Demand – International Energy Association mid case scenario

2006

Oil Coal Gas Nuclear Renewables

2006

6%

21%

13%

34%

26%

World Primary Energy Demand

= 11,730 Mtoe

2030

Oil Coal Gas Nuclear Renewables

30%

23%

22%

7%

13%

World Primary Energy Demand

= 15,483 Mtoe

Source: International Energy Agency- World Energy Outlook 2008

Mtoe = Million tonnes of oil equivalent.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 41

Future growth of nuclear power

Existing operational power plants and future development of nuclear power reactors(a),(b)

Operational (power plants) – 439 reactors(b)

Under construction (reactors) – 36 reactors(b)

Planned (reactors) – > 95 reactors(b)

Proposed (reactors) – > 230 reactors(b)

Notes:

a) Location of reactors does not necessarily show their exact geographical location in a country.

b) Source: World Nuclear Association (www.world-nuclear.org/info/reactors.html), 1-Oct-2008.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 42

BHP Billiton Limited Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 43

Our communities

Nickel West, Australia

Hillside, South Africa

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 44

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 45

How to ask a question

Go to the question point

Show your green or yellow admission card

Give the attendant your name

Wait until you have been introduced to the meeting

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 46

Jane McAloon

Group Company Secretary

Annual General Meeting

27 November 2008

How to vote

FOR

70%

AGAINST

30%

Assumes total holding of 1000 shares

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 48

BHP Billiton Limited

Annual General Meeting – 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 49

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 50

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Receive Financial Statements

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 51

Voting paper

BHP Billiton Plc

BHP Billiton Limited

ITEM NUMBER

FOR

AGAINST

FOR

AGAINST

1&2 To receive the Financial Statements and Reports

3-22 To elect Directors: Paul Anderson, Don Argus, John Buchanan, David Crawford, Jacques Nasser, John Schubert, Alan Boeckmann, Stephen Mayne, David Morgan, Keith Rumble

23 Reappointment of auditor

24 General authority to allot shares

25 Disapplication of pre-emption rights

26 Repurchase of shares in BHP Billiton Plc

27 Cancellation of shares in BHP Billiton Plc (6 items)

28 Remuneration Report

29 Amendments to Rules of Group Incentive Scheme

30 Approval of grants to executive Director

31 & 32 Change to maximum aggregate remuneration paid to non-executive Directors

33 & 34 Amendment to the Articles of Association & the Constitution

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 52

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Election of Directors

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 53

Mr P M Anderson

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 54

Mr D R Argus

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 55

Dr J G S Buchanan

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 56

Mr D A Crawford

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 57

Mr J Nasser

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 58

Dr J M Schubert

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 59

Mr A L Boeckmann

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 60

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Election of Mr S Mayne

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 61

Dr D R Morgan

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 62

Mr K C Rumble

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 63

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Reappointment of Auditor

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 64

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Authority to Allot Shares

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 65

Authorised and Issued Share Capital

BHP Billiton Plc

(million shares)

FY2006 FY2007 FY2008

3,500

3,000

2,500

2,000

1,500

1,000

500

0

Requested Limit at AGMs up to Authorised Capital

Issued Share Capital

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 66

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Disapplication of pre-emption rights

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 67

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Authority to buy back shares

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 68

BHP Billiton – Buy Back history

Cumulative Share Buybacks(a) (US$ million)

(million shares)

BHP Billiton Ltd

BHP Billiton Plc

Cumulative number of shares repurchased

14,000

12,000

10,000

8,000

6,000

4,000

2,000

0

FY2005

FY2006

FY2007

FY2008

700

600

500

400

300

200

100

From FY2005, 680 million shares repurchased, representing 11.3% of total shares on issue

a) On 14 December 2007 the previously announced US$13 billion buy-back program was suspended. The suspension was due to the fact that we are prohibited under insider trading and market abuse laws in the UK from buying back shares, as we are in possession of inside information in relation to the Rio Tinto pre-conditional offer.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 69

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Cancellation of BHP Billiton Plc shares held by BHP Billiton Limited

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 70

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Remuneration Report

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 71

CEO pay/performance comparison

Total Shareholder Return Relative to CEO Remuneration over Five Years

(Value of 1,000 BHP Billiton Ltd shares in A$)

(Remuneration received in US$’000)

60,000

50,000

40,000

30,000

20,000

10,000

0

25,000

20,000

10,000

5,000

0

FY2004

FY2005

FY2006

FY2007

FY2008

Value at 30 June 2003 A$9,465

Value at 21 November 2008

A$26,997

BHP Billiton Ltd: Value of 1,000 shares purchased on 28 June 2001 had an equivalent value at 30 June 2003 of A$12,783

Vested LTIs: Embedded gain of all LTI awards which vested during the Financial Year

Vested Deferred Share Bonus: Embedded gain of share-based awards under STI plans which vested during the Financial Year

Cash STI: Annual bonus earned based on performance during the Financial Year

Salary: Salary earned during the Financial Year

a) Left axis: share price shown in $A to reflect ASX trading currency

b) Right axis: remuneration shown in US$ as disclosed in Annual Report

Sources: Annual Reports, Bloomberg, Kepler Associates

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 72

BHP Billiton CEO Remuneration

Fixed Remuneration

US$

Base Salary

$1,979,500

Retirement Benefits

$791,800

FIXED

29%

Short Term

Incentives

US$

Target Cash Award

$1,385,650

Deferred Shares(a) $1,385,650 (Vest in 2011)

Long Term Incentives

No. of Shares

AT RISK

Performance Shares 373,855(b)

(Vest in 2013 subject to performance hurdles)

71%

a) Estimated value of deferred shares at target performance.

b) Fair market value of US$3,958,995 based on average share price and exchange rate for year ended 30/6/2008.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 73

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Approval of Remuneration Report

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 74

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Amendments to the Rules of the Group Incentive Scheme

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 75

Amendments to Rules of Group Incentive Scheme

Current Rules

Target Bonus:

140% of Base Salary

Maximum Bonus:

1.5 x Target

Proposed Rules

Target Bonus:

160% of Base Salary

Maximum Bonus:

2 x Target

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 76

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Grant of Awards to Mr M J Kloppers

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 77

Five year required out-performance of peers

Total Shareholder Return (TSR) performance (%)

90

80

70

60

50

40

30

20

10

0

Year 0

Year 1

Year 2

Year 3

Year 4

Year 5

BHP Billiton TSR

Peer Median TSR

30.7%

5.5%

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 78

Grants under the GIS and the LTIP

Group Incentive Scheme:

49,454 Deferred Shares(a) or

197,817 Options(a) or

a combination of both

Long Term Incentive Plan:

373,855 Performance Shares(b)

a) Figures are estimates, based on FY2008 average share price and exchange rate. Actual number will be dependent on share price and exchange rate at date of grant.

b) Figure is an estimate, based on Mr Kloppers’ current salary, and FY2008 average share price and exchange rate. Actual number will be dependent on salary, share price and exchange rate at date of grant.

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 79

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Non-executive Directors’ maximum aggregate fees

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 80

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Articles of Association and Constitution

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 81

Agenda

Chairman’s Address

CEO’s Address

Chairman’s Address

Items of Business

Questions

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 82

BHP Billiton Limited – Annual General Meeting 27 November 2008

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 83

Remember to place

the voting papers in the ballot box

as you leave

Thank you

BHP Billiton 2008 Annual General Meeting, 27 November 2008

Slide 84